SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Rafael Aravot ——————————— Rafael Aravot Chairman of the Board and CEO

Date: August 17, 2005

Immediate Disclosure – Convening of Annual General Meeting

Notice is hereby given that on August 16, 2005 RoboGroup T.E.K. Ltd. filed an immediate report with the Israeli Securities Authority stating that on Thursday, September 22, 2005 at 10:00, an annual general meeting of shareholders (the “Meeting”) of RoboGroup T.E.K Ltd. (the “Company”) will be held in the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach.The record date for attending and voting at the meeting is August 18, 2005.

On the agenda of the Meeting will be the proposals as set forth below:

1.	Reelection of the Board of Directors of the Company.

The reelection of Merss Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Menachem Zenziper, Gideon Missulawin, Arie Kraus and Alex Tal as the directors of the Company for terms expiring in 2006.

2.	Appointment of auditors of the Company for the year 2005 and report regarding their fees for the year 2004.

Appointment of the accounting firm Chaikin, Cohen, Rubin & Gilboa as auditors of the Company for the year ending December 31, 2005 and authorization of the Audit Committee to determine their fees.

3.	Discussion of the financial statements of the Company for the year 2004.

4.	A resolution submitted by a shareholder (Mr. David Israel-Rosen) -for the appointment of an examiner (see below).

The required majority for all the above proposals: An affirmative majority of the votes cast.

The Company’s Statement in Opposition to Mr. David Israel-Rosen’s proposal in item 4 above:

In November, 2001 Mr. David Israel-Rosen, one of the Company’s major shareholders1, demanded that the Company bring several proposals to that year’s meeting of shareholders, including proposals to limit the terms of the serving directors, and to appoint Mr. Israel-Rosen and his wife as directors to the Board. Mr. Israel-Rosen’s proposals were voted upon at the Annual General Meeting of shareholders held on December 20, 2001 and were all rejected.

        Following repeated claims by Mr. Israel-Rosen regarding alleged acts of financial impropriety by certain of the Company’s directors, Mr. Israel-Rosen, was invited to a meeting with the Audit Committee to discuss his allegations. The Audit Committee met with Mr. Israel-Rosen on July 15, 2003 and after hearing his claims requested in person and in writing that Mr. Israel-Rosen provide the Audit Committee with evidence in order to substantiate them. Mr. Israel-Rosen failed to provide the Audit Committee evidence of any kind, despite his insistence that he had sworn affidavits attesting to the truth of his allegations. To date no evidence has ever been provided by Mr. Israel-Rosen.

        In October 2003, Mr. Israel-Rosen submitted two proposals to that year’s meeting of shareholders, including one for the appointment of an independent examiner to investigate “allegations of wrong-doing and self-dealing by insiders.” At the Annual General Meeting held on December 30, 2003, his proposals were again rejected by the Company’s shareholders.

        In June 2005, Mr. Rosen again demanded that a resolution by him be brought to a special meeting of the shareholders, for the appointment of an examiner to investigate improper financial dealings by certain of the Company’s directors over the past ten years. Once Mr. Israel-Rosen’s shareholdings in the Company were verified, the Audit Committee and Board of Directors agreed to bring Mr. Israel-Rosen’s proposal to a vote by our shareholders, but decided that in order to avoid the expense of calling two meetings of shareholders within months of each other (a special meeting and an annual general meeting before the end of the year), the proposal would be added to the agenda of the Annual General Meeting of shareholders, which would be brought forward in order to accommodate Mr. Israel-Rosen’s request.

In accordance with the demand of the Company’s shareholder, Mr. Israel-Rosen, the following resolution (copied from the text submitted by Mr. Israel-Rosen), will be offered for a vote at the Meeting:

“RESOLVED, to appoint a CPA to investigate allegations of selling dealing by carious ROBO-Group Directors. The examiner will be appointed by the Israeli CPA Association and will be paid for by Robo-Group. The name of the directors whose relationship with the company should be examined is:

(1)	[1] Based on information provided to us by Mr. David Israel-Rosen, he is the sole beneficial owner of 912,151 of our ordinary shares, including 12,500 shares subject to options granted to Mr. Israel-Rosen in 2001.

2

Alexander Tal Menachem Zansiper Noam Kra-Oz R Aravot Mr. Krause Gideon Mesulavim

Over the last 10 years various ROBO-Group directors (many of which are major shareholders of the company) had dealings with the company that are alleged to have benefited such individuals at the expense of other shareholders. Despite several requests for full disclosure of all financial and business relationship of said directors and the company, the company failed to provide a full disclosure. Thus the role of the examiner will be to identify all such transactions over the last 10 years and to report to shareholders and the authorities the findings.

Furthermore the examiner will calculate and report the total payments made to the above 6 individuals during the last 10 years as well as benchmark such payment against Israeli companies with comparable size and profitability.”

        The Board of Directors and Audit Committee of the Company have been contacted by Mr. Israel-Rosen many times in the past concerning his allegations of financial impropriety The Audit Committee has reviewed Mr. Israel-Rosen’s accusations on many occasions and has not found any indication of any wrongdoing or improper share dealings. Based on the foregoing and Mr. Israel-Rosen’s previous threats both oral and in writing to “bring the place down”, the Company believes that this proposal is self-serving and detrimental to the Company and its shareholders.

Legal Quorum and Adjourned Meeting

No discussion will take place at the Meeting unless a legal quorum is present. Two members present in person or by proxy, holding at least a third of the voting rights of the Company will be a legal quorum.

If a legal quorum will not be present half an hour after the time set for the Meeting, the Meeting will be automatically adjourned in one week for the same day, time and place, and the adjourned meeting will discuss the same issues for which the Meeting was called.

Examination of Documents

It will be possible to examine the complete text of the proposals on the agenda of the Meeting, upon prior coordination with the Company’s Secretary, in the Company’s offices, Sunday through Thursday between 9:30 and 16:30.

Sincerely,
RoboGroup T.E.K Ltd
August 17, 2005

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